Argentex Mining Closes CDN$4.975 Million Strategic Investment with
Austral Gold Limited and Announces Board Changes

Vancouver, BC, Canada – July 03, 2013 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that it has closed the strategic financing with Austral Gold Limited (“Austral Gold”) (ASX: AGD), raising just under CDN$5.0 million, as originally disclosed on March 25, 2013.

Highlights of Strategic Investment:

Gross & Net Proceeds	CDN$4,975,484 (no commissions or finders’ fees)
Unit Price	CDN$0.2882
New Strategic Investor	Austral Gold, led by accomplished Argentinean businessman and its Chairman Eduardo Elsztain, now controls 11.7% of Argentex, which would increase to approximately 19.9% of Argentex upon full conversion of a US$2,300,000 convertible debenture (see Private Placement details below).
Board	Wayne Hubert, former President and CEO of Andean Resources Limited and a director of Austral Gold, was appointed to the Argentex Board.
Treasury	Argentex is now funded to continue to develop its advanced Pingüino silver-gold project in Santa Cruz, Argentina.
Synergies	Austral Gold brings extensive local experience, access to capital, an operating gold mine and cash flow. Argentex and Austral Gold have agreed to actively consider and discuss a potential business combination.

“We are extremely pleased with this strategic investment by Austral Gold, especially in light of the difficult financial market conditions for resource companies. We have been successful in raising the capital needed to continue development of our projects located in Patagonia and initiating a strategic relationship with an experienced partner with project development and operations experience. The Austral Gold team includes a number of high profile mining professionals with extensive experience in the resource industry in general and in Argentina in particular. I would like to welcome Wayne Hubert, of Austral, who has been appointed a director of Argentex. Wayne replaced Jenna Hardy who resigned to create the vacancy for Mr. Hubert. I would also like to take this opportunity to thank Jenna for her valuable contributions to Argentex over the years,” said Michael Brown, President and CEO of Argentex

“Now that we have begun our strategic partnership with Argentex, we look forward to working closely with the Argentex team while we discuss the potential for a business combination between our two companies,” commented Mr. Eduardo Elsztain, Chairman of Austral Gold. “Argentex’s project located in Patagonia represents one of the most exciting epithermal silver-gold systems we have seen in Argentina and neighboring countries and we are pleased to be partnering with Argentex and their outstanding exploration team led by Dr. Diego Guido. With our experienced development and operational teams we see strong synergies for our two companies and the continued development of the Argentex projects in South America.”

As a result of this placement Austral Gold is Argentex’s second largest shareholder with 11.7% of its outstanding shares. International Finance Corporation (“IFC”) remains the largest shareholder owning approximately 13.4% of its outstanding shares. Upon full conversion of the convertible debenture, which is scheduled to convert in monthly installments over the next nine months, Austral Gold would beneficially own 19.9% of the Argentex common shares outstanding, and the IFC share position in Argentex would be approximately 12.1% ..

About Wayne Hubert:

Wayne Hubert is currently a director of Austral Gold. Mr. Hubert is a highly experienced and accomplished mining executive with over 20 years’ experience working in the South American resources sector. From 2006 until 2010 he was the Chief Executive Officer of ASX-listed Andean Resources Limited (“Andean”), and led the team that increased Andean’s value from CDN$70 million to CDN$3.6 billion in four years. Andean was developing a world-class silver and gold mine in Argentina with a resource of over 5 million ounces of gold when it was acquired by Goldcorp Inc.

Mr. Hubert, B.Sc. (Engineering), MBA, has also held executive roles for Meridian Gold with experience in operations, finance and investor relations. Currently he is a Director of Samco Gold Limited (TSXV:SGA), which is focused on gold exploration in Argentina, and a Director of Midas Gold Corp (TSX:MAX), a Canadian company with a 5.7 million ounce gold resource.

Going Forward

The focus of the Company is to upgrade the Pingüino silver-gold deposit with a resource development drill program. The drill program, once reviewed and approved by the Board, will commence shortly with the goal of positioning the Company to initiate a new Preliminary Economic Assessment. The Company will announce full details on the drill program in the near future.

About the Private Placement

In the private placement, Austral Gold purchased from Argentex 8,632,000 units (each a “Unit”) at a price of CDN$0.2882 per Unit. Each Unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional Argentex common share at an exercise price of CDN$0.40 for five years. Each Warrant contains a provision that prohibits exercise if exercise would result in the holder owning more than 19.9% of Argentex’s issued and outstanding common shares immediately after giving effect to the exercise.

In addition, Austral Gold’s wholly-owned subsidiary in Argentina, Austral Gold Argentina S.A., purchased 242,824 Units and a non-interest bearing convertible debenture in the original principal amount of US$2,300,000 (the “Debenture”). The Debenture can be repaid only by conversion of the principal amount into Units. Upon conversion of the entire principal amount, Argentex will issue to the Argentine subsidiary an additional 8,389,176 Units at a conversion price equal to the Unit Price (both the principal amount of the Debenture and the conversion price have been expressed in U.S. dollars at the Bank of Canada’s noon rate in effect on June 28, 2013).

In an Investment Agreement signed at the closing, Argentex agreed that so long as Austral Gold owns at least 10% of the outstanding Argentex common shares, it will have the right to nominate one member of the Argentex Board, one member of its Technical Advisory Board and an Assistant Corporate Secretary, as well as anti-dilution and other rights. Austral Gold has nominated Mr. Wayne Hubert to the Argentex Board and Mr. Stabro Kasaneva to its Technical Advisory Board.

Except as specified in this press release, none of the securities to be offered or sold in this private placement have been or will be registered under the United States Securities Act of 1933, as amended (the "Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. The securities offered and sold in this private placement are "restricted securities" under the Act and will be subject to a hold period in the United States of at least six months from the date issued. In addition, these securities are subject to a hold period of four months and one day after closing under applicable Canadian securities laws and the requirements of the TSX Venture Exchange. Subject to certain exceptions, there are additional restrictions on transfer of these securities described in the Investment Agreement. The agreements related to the financing are available on SEDAR at www.sedar.com.

No finder’s fees or commissions were paid by Argentex in relation to the financing.

About Austral Gold

Austral Gold Limited is an Australian-based mining and exploration company focused on Latin America. Through its Chilean subsidiary, Guanaco Compania Minera, it owns the Guanaco gold and silver mine in Chile, which produced 28,000 oz gold in calendar 2012. Austral Gold has further exploration areas in Patagonia, Argentina, as well as some royalty rights relating to an exploration project in the province of San Juan. Austral Gold Limited was listed on the Australian Stock Exchange (ASX:AGD) in April 1997 to develop gold interests both in Australia and overseas.

About Argentex

Argentex Mining Corporation is an exploration company focused on developing its advanced Pinguino silver-gold project located in Santa Cruz, Patagonia, Argentina. In total, Argentex owns 100% of 100,000+ hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces. Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Peter A. Ball
EVP Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include the schedule for conversion of the convertible debenture, the percentage of ownership by IFC and Austral Gold after conversion and the Company’s anticipation that the two teams can work together to develop the Argentex projects in South America. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, the availability of the Company’s consultants and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.